OMB Number 3235-0123
Expires: September 30, 1998
Estimated average burden
Hours per response.... 12.00

A4b
3-24-04   SEC  IISSION   cm 3·23

04017594

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03.
                                                    MM/DD/YY   MM/DD/YY

SEC MAIL RECEIVED FEB 2004 WASH. D.C. 188 SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grand Capital Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)

OFFCIAL USE ONLY
FIRM ID. NO.

250 West 57th Street
Street Address

New York,   New York   10107
City   State   Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Georgi A Michele   (212) 243-7802
Name   Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Baccari, CPA
Name of individual (first, middle, last)

10 Mitchell Place, Suite 202   White Plains,   New York   10601
Address   City   State   Zip

Check One:
            _X Certified Public Accountant
            __ Public Accountant
            __ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

For Official Use Only

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 142C(3-91)

OATH OR AFFIRMATION

I, <u>Eliezer Homnick</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Grand Capital Corp.</u>, as of <u>December 31, 2003</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

FEB 2 6 2004

_____
Signature

__President_____
Title

_____
Notary Public

FEB 2 6 2004

WALTER CARTER
Notary Public, State of New York
No. 01CA6025874
Qualified in New York County
Commission Expires Aug. 2, 2005

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_X_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
_X_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
___ (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRAND CAPITAL CORPORATION

REPORT

FORM X-17A-5

DECEMBER 31, 2003

Richard G. Baccari and Company, LLP
Certified Public Accountants

TABLE OF CONTENTS

DECEMBER 31, 2003

Richard G. Baccari and Company, LLP
Certified Public Accountants

RICHARD G. BACCARI & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS   10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of

GRAND CAPITAL CORPORATION:

We have audited the accompanying statement of financial condition of Grand Capital Corporation (the "Company") as of December 31, 2003, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Grand Capital Corporation as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, we have examined the supplementary schedules on pages 6-8 and, in our opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Richard H. Baccari and Company, LLP

February 24, 2004

GRAND CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2003

ASSETS

Current Assets:

Cash		$87,792	
Petty Cash		500	
Receivables from Brokers and Dealers:			
Commissions Receivable	42,747		
Good Faith Deposit Account	24,974		
		67,721	
Prepaid Expenses		0	
Total Current Assets			156,013

Fixed Assets:

Computer Equipment	5,309		
Less: Accumulated Depreciation	(5,309)		
Total Assets			$156,013

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities:

Accrued Expenses		$24,328	
Total Current Liabilities			24,328

Stockholders' Equity:

Common stock, no par value:			
authorized 200 shares; issued and outstanding 100 shares		100	
Additional paid-in-capital		76,900	
Retained earnings		54,685	
Total Stockholders' Equity			131,685
Total Liabilities and Stockholders' Equity			$156,013

2

Richard G. Baccari and Company, LLP
Certified Public Accountant

GRAND CAPITAL CORPORATION

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:

Commissions	$203,880	
Other Income	143,861	
Total Revenues		347,741

Expenses:

Compensation - Voting Shareholder	18,683	
Compensation - Office	72,728	
Commissions paid to Registered Representatives	52,270	
Regulatory Fees	8,027	
Other Expenses	187,705	
Total Expenses		339,413
Net Income		$8,328

3

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

GRAND CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Resources Provided:

Net Income	$8,328	
Decrease in Good Faith Deposit Accounts	72,844	
Decrease in Investments	3,300	
Total Resources Provided		84,472

Resources Applied:

Increase in Commission Receivable	(24,341)	
Decrease in Prepaid Expenses	5,385	
Increase in Accrued Expenses	15,378	
Total Resources Applied		(3,578)
Net Resources Provided		80,894
Cash - January 1, 2003		6,898
Cash - December 31, 2003		$87,792

4

Richard G. Baccari and Company, LLP
Certified Public Accountant

GRAND CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Stockholders' Equity, January 1, 2003	$123,357
Net Income	8,328
Shareholder Distribution	0
Stockholders' Equity, December 31, 2003	$131,685

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Beginning of Period	$0
Increase and (Decreases)	0
Balance, December 31, 2003	$0

5

Richard G. Baccari and Company, LLP
Certified Public Accountant

---

1. **ORGANIZATION:**

Grand Capital Corporation (the "Company"), a New York corporation, was incorporated on March 23, 1995 for the purpose of engaging in the proprietary trading of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company prepares its financial statements on an accrual basis.

Income Taxes:

As of January 1, 1996, the Company elected to be taxed under subchapter S of the Internal Revenue Code. The net income of the corporation is therefore not subject to corporate income tax, but rather it is passed through to the shareholders, and tax is then incurred at the individual level.

3. **CASH, CASH EQUIVALENTS, AND CONCENTRATION OF CREDIT RISK:**

The statements of cash flows classify changes in cash and cash equivalents (short-term highly liquid investments convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company places its cash with a financial institution which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

4. **SUPPLEMENTARY INFORMATION:**

Net capital as reported on page 8 of the audited Form X-17A-5 indicates net capital of $131,185. In January 2004, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $119,218. The difference of $ 11,967 is accounted for by the reversals of accruals and reclassifications made during the audit.

5. **LEASE OBLIGATION:**

The Company currently leases space at 250 West 57th Street, New York, New York on a month-to-month basis. As of December 31, 2003, there was no operating lease, but the Company intends on continuing its relationship at $5,000 a month, plus reimbursement for certain expenses.

GRAND CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Common Stock	$100	
Additional Paid in Capital	76,900	
Retained Earnings	54,685	
Total Stockholders Equity		131,685
Less: Non-Allowable Assets		(500)
Net Capital Before Haircuts		131,185
Less: Haircuts on Securities		
Net Capital		131,185
Less the Greater of:		
Minimum Dollar Net Capital Required	50,000	
or		
Minimum Net Capital Required: (6 2/3% of Aggregate Indebtedness $24328)	1,622	50,000
Excess Net Capital		$81,185

GRAND CAPITAL CORPORATION
AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003

Accounts Payable and Accrued Expenses	$24,328
Percentage of Aggregate Indebtedness to Net Capital	19%

8

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

GRAND CAPITAL CORPORATION:

We have examined the financial statements of Grand Capital Corporation for the year ended December 31, 2003 and have issued our report thereon dated February 24, 2004. As part of the examination, we made a study and evaluation of the system on internal accounting control to the extent we considered necessary to evaluate the system required by the generally accepted auditing standard and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregated indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to our attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handles securities, and we have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2003 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Richard H. Baccari and Company, LLP

February 24, 2004